UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated August 21, 2013.

Pekka Tiitinen named head of ABB’s Discrete Automation and Motion division

Tiitinen to succeed Ulrich Spiesshofer, who takes over as ABB CEO on Sept. 15

Zurich, Switzerland, Aug. 21, 2013 — Pekka Tiitinen, the global head of ABB’s Drives and Controls business, has been appointed to ABB’s Executive Committee as head of the Discrete Automation and Motion (DM) division as of Sept. 15, 2013. He succeeds Ulrich Spiesshofer, who is taking over as ABB CEO.

Tiitinen (46), a Finnish citizen, has been responsible for ABB’s Drives and Controls business since it was formed in January 2013. Before that he was head of the global Low Voltage Drives business for 10 years, with a very successful track record particularly in China, the US and Europe. During this period he grew the drives business organically, led important technological innovations and improved profitability sustainably. The Drives and Controls business unit is the world’s largest industrial drives business, with more than 6,000 employees in 80 countries. From 2006 to 2010, he was also a regional division manager in ABB’s Northern Europe region, which comprises 20 countries from Ireland in the west to Russia in the east.

“Pekka has very successfully expanded the global drives business over the past decade, mostly through strong market orientation, excellent technology development and organic growth, and has sustainably strengthened its profitability at the same time. Pekka was also key in realizing the value of the Baldor acquisition, ABB’s largest to date,” said Spiesshofer. “He has been instrumental in developing and implementing the DM division’s strategy, and we are pleased to have such a successful team leader with a strong track record in this role.”

Tiitinen joined ABB as a design engineer in the drives business in 1990 and has held several management roles in the business since 1993. Before joining ABB, Tiitinen worked for Cimcorp Inc. in the robotics industry in the US and in Finland. He has a degree in electrical engineering, specializing in drives and robot automation, from the University of Technology in Helsinki, Finland. In his new role, he will be based in Zurich, Switzerland.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 145,000 people.

For more information please contact:
ABB Group Media Relations:	Investor Relations:
Thomas Schmidt; Antonio Ligi	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	US: Tel: +1 919 856 38 27
Tel: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com
http://twitter.com/ABBcomms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: August 21, 2013	By:	/s/ Alanna Abrahamson - Haka
	Name:	Alanna Abrahamson - Haka
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance